IMPORTANT SHAREHOLDER INFORMATION

Within This Package You Will Find the Following:

•	Proxy statement

•	Voting Instruction Form

•	Business reply envelope

The Board of Directors (the “Board”) of Thrivent Series Fund, Inc. (the “Fund”) has unanimously approved the proposals regarding the election of Directors of the Fund and, with respect to Thrivent Aggressive Allocation Portfolio, Thrivent Moderately Aggressive Allocation Portfolio, Thrivent Moderate Allocation Portfolio or Thrivent Moderately Conservative Allocation Portfolio (collectively, the “Asset Allocation Portfolios”), the new investment advisory fee structure. The following questions and answers provide a brief overview of the items contained in the proxy statement. The Board encourages you to read the full text of the enclosed proxy statement carefully.

What am I being asked to vote on at the upcoming special meeting of shareholders to be held on May 15, 2009 (the “Special Meeting”)?

All shareholders of the Fund are asked to vote to elect Directors to serve on the Board of Directors of the Fund. The nominees include all eight of the current Directors and two additional nominees. In addition, the shareholders of the Asset Allocation Portfolios are asked to vote in favor of approving a proposed new investment advisory fee structure. These proposals are discussed more fully in the proxy statement.

Why does the Board recommend that I vote in favor of the election of Directors?

The Board recommends that you vote in favor of the Director nominees because the Board believes that the addition of the two non-incumbent Director nominees would benefit the Fund and its shareholders. Both such proposed Directors have extensive investment management experience and would be able to provide meaningful oversight of the Fund’s operations and the efforts of the funds’ investment adviser to navigate the complexities of today’s financial markets. In addition, the election of all Directors at this time will allow the Board, in the future, to appoint additional Directors to the Board within the requirements of the Investment Company Act of 1940. Currently, the Board cannot appoint additional Directors to the Board, as more fully explained in the proxy statement, unless a certain percentage of Directors has already been elected by shareholders. As the financial markets and regulatory framework in which the Fund operates evolves over time, different needs arise. In order to meet these changing needs, the Board wishes to be able to appoint Directors with the expertise and experience to maintain, and even enhance, the strength of the Board’s oversight of the Fund’s operations.

Portfolio	Number of Shares
Thrivent Partner All Cap Portfolio	8,704,486
Thrivent Large Cap Growth Portfolio II	51,566,144
Thrivent Large Cap Growth Portfolio	73,129,929
Thrivent Partner Growth Stock Portfolio	6,920,894
Thrivent Large Cap Value Portfolio	79,036,697
Thrivent Large Cap Stock Portfolio	78,565,830
Thrivent Large Cap Index Portfolio	22,012,397
Thrivent Equity Income Plus Portfolio	5,957,302
Thrivent Balanced Portfolio	22,209,433
Thrivent High Yield Portfolio	170,713,679
Thrivent Diversified Income Plus Portfolio	14,008,322
Thrivent Partner Socially Responsible Bond Portfolio	673,199
Thrivent Income Portfolio	130,986,646
Thrivent Bond Index Portfolio	16,848,270
Thrivent Limited Maturity Bond Portfolio	103,852,340
Thrivent Mortgage Securities Portfolio	3,593,067
Thrivent Money Market Portfolio	687,037,335

Each shareholder is entitled to the same number of votes as the number of full and fractional shares held by such shareholder. Each share is entitled to one vote.

How Can I Vote?

Thrivent Financial and Thrivent Life will cast your votes according to your voting instructions. If you sign and date your voting instruction form, but do not specify instructions, your shares of the Portfolio will be voted “FOR” all the proposals. With respect to shares for which no voting instructions are received, and with respect to any shares held by Thrivent Financial or by any of its subsidiaries or affiliates for their own accounts, Thrivent Financial will cast votes in proportion to the shares with respect to which they have received instructions from beneficial owners. As a result of such proportional voting, a small number of shareholders may determine the outcome of a proposal.

You may vote by mail, telephone or the Internet. To vote by mail, date and sign the enclosed voting instruction form and return it in the enclosed postage-paid envelope. To vote by telephone or the Internet, use the telephone number or website address on the enclosed voting instruction form. If you vote by telephone or the Internet, there is no need to mail the voting instruction form. You are also invited to attend the Special Meeting and to vote in person.

You may revoke your voting instructions at any time prior to their use by:

•	giving written notice of revocation to an officer of the Fund,

•	returning to an officer of the Fund a properly executed, later dated voting instruction form,

EXAMPLE

Current Example				Pro Forma (20%)				Pro Forma (100%)
One Year	Three Years	Five Years	Ten Years	One Year	Three Years	Five Years	Ten Years	One Year	Three Years	Five Years	Ten Years
$75	$233	$406	$906	$73	$227	$395	$883	$64	$202	$351	$786

The Adviser has agreed to contractually cap Total Annual Fund Operating Expenses so that such expenses will not exceed 0.89%, 0.83%, 0.77% and 0.73% for the Thrivent Aggressive Allocation Portfolio, Thrivent Moderately Aggressive Allocation Portfolio, Thrivent Moderate Allocation Portfolio and Thrivent Moderately Conservative Allocation Portfolio, respectively. This contractual cap will remain in place for two years from the date of shareholder approval of the proposal.

Additional Information About the Adviser

Thrivent Financial received the following amounts in advisory fees from the Asset Allocation Portfolios for the fiscal year ended December 31, 2008:

Thrivent Aggressive Allocation Portfolio	$670,907
Thrivent Moderately Aggressive Allocation Portfolio	$2,190,139
Thrivent Moderate Allocation Portfolio	$2,778,658
Thrivent Moderately Conservative Allocation Portfolio	$1,119,071

Thrivent Financial provides administrative personnel and services necessary to operate the Asset Allocation Portfolios on a daily basis for a fee equal to 0.02% of the Asset Allocation Portfolios’ average daily net assets. The total dollar amounts paid to Thrivent Financial (and its affiliated company, Thrivent Financial Investor Services) for administrative services by each Asset Allocation Portfolio during the fiscal year ended December 31, 2008 was:

Thrivent Aggressive Allocation Portfolio	$134,274
Thrivent Moderately Aggressive Allocation Portfolio	$495,633
Thrivent Moderate Allocation Portfolio	$636,878
Thrivent Moderately Conservative Allocation Portfolio	$238,577

Pursuant to an Accounting Services Agreement (Agreement) between the Asset Allocation Portfolios and Thrivent Financial, effective June 30, 2005, Thrivent Financial provides certain accounting and pricing services to the Asset Allocation Portfolios. These services include calculating the daily net asset value per class share; maintaining original entry documents and books of record and general ledgers; posting cash receipts and disbursements; reconciling bank account balances monthly; recording

United States. Alternatively, you may vote by telephone or the Internet by using the telephone number or website address on the enclosed voting instruction form.

March 30, 2009

Date of Proxy Statement

We’re Listening to You!

In response to concerns regarding multiple mailings, we send on copy of a shareholder report, proxy statement or prospectus to each household. This consolidation helps reduce printing and postage costs, thereby saving money. If you wish to receive an additional copy of this report, call us toll-free at 800-847-4836. Or you can enroll in eDelivery today at Thrivent.com and receive your annual and semiannual reports and prospectuses electronically.

March 20, 2009

VIA EDGAR CORRESPONDENCE

Ms. Michelle Roberts

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Series Fund, Inc.
Schedule 14A

Dear Ms. Roberts:

Thank you for taking the time to talk with me on Tuesday, March 17, 2009 regarding your comments to the preliminary proxy statement on Schedule 14A for Thrivent Series Fund, Inc. (the “Registrant”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment. Where applicable, revised pages to the proxy statement are also attached, marked to show changes. We have also received comments from Mr. Kevin Rupert of the staff relating to a substantially similar preliminary proxy statement filed by an affiliate of the Registrant, Thrivent Mutual Funds. Where applicable, Registrant has made conforming changes to reflect Mr. Rupert’s comments in the Schedule 14A for the Thrivent Series Fund, Inc. and Registrant has similarly made conforming changes in the Schedule 14A for Thrivent Mutual Funds to reflect your comments set forth below.

1.	You noted some minor typographical errors. Registrant appreciates your comments and has made all such changes.

2.	Under the heading “How can I vote?”, you asked Registrant to add disclosure stating that as a result of proportional voting, a small number of shareholders can determine the outcome of a proposal. Registrant has added such disclosure.

3.	You asked Registrant to add disclosure regarding the aggregate fees paid to the adviser during the most recent fiscal year. Such disclosure has been added.

4.	You asked Registrant to add disclosure, if applicable, regarding additional funds managed by the adviser with similar investment objectives. The undersigned represents that the adviser to the Thrivent Asset Allocation Portfolios, Thrivent Financial for Lutherans, does not advise any funds with similar investment objectives (the Asset Allocation Portfolios are the only asset allocation funds advised by Thrivent Financial for Lutherans). An affiliate of Thrivent Financial for Lutherans, Thrivent Asset Management, LLC, serves as investment adviser to asset allocation funds that are managed in a substantially similar manner to the Thrivent Asset Allocation Portfolios. However, since these funds are offered directly to retail investors, whereas the Thrivent Asset Allocation Portfolios serve as investment vehicles for variable insurance products, we do not believe that such additional disclosure would be useful to shareholders and contractual fees among such funds are, in any case, the same.

5.	You asked Registrant to include, if applicable, appropriate householding disclosure pursuant to Item 23 of Schedule 14A. Such disclosure has been added.

6.	You asked Registrant to include the Tandy letter representations in the ultimate filing. We intend to include the following representations in the cover letter that will accompany the filing of the definitive proxy statement on Schedule 14A.

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-4249 or John Sullivan at (612) 844-5704.

Thank you,

/s/ David S. Royal

David S. Royal

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